Exhibit (a)(ii)

[SATYAM LOGO]

September 4, 2002

Citibank, N.A.
Depositary Receipt Services
111 Wall Street
20th Floor/Zone 7
New York, NY 10043

Attention:  Mr. Thomas Oh

RE:	Re-Issuance of Global Depositary Shares under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993"

And

RE:	RBI Notification No. FEMA 20/2000-RB dated May 03, 2000

And

RE:	RBI Notification No. FEMA 41/2001-RB dated March 02, 2001

And

RE:	RBI Two-way fungibility of ADRs/GDRs A.P. (DIR Series) Circular No.21 dated February 13, 2002

Dear Sir,

1.
Reference is hereby made to the Deposit Agreement dated May 14, 2001 (the "Deposit Agreement") by and between the undersigned, Satyam Computer Services Limited, a company incorporated in India under the Companies Act, 1956 (the "Company") and Citibank, N.A., as Depositary.  (Capital terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement and where not defined in the Deposit Agreement shall have the meanings assigned to them under the captioned Scheme, Notification or Circular and the Guidelines issued thereunder.)

2.
As and from February 13, 2002 the Operative Guidelines for the limited two-way fungibility under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993" have come into force.

3.	In accordance with the captioned Scheme, Notifications and Circular issued by Reserve Bank of India (the "RBI"), we hereby agree to:

(a)
deposits, from time to time by any person eligible under the Operative Guidelines, of outstanding Shares for converting them into the American Depositary Shares, as the case may be (hereinafter referred to as "DSs") created pursuant to the Deposit Agreement;

(b)	acceptance of such deposits of shares by the Custodian, who shall be at liberty to convert them into DS without being required to seek concurrence of the Company;

(c)	your delivery of DRs evidencing DSs representing such Shares;

(d)	perform all our responsibilies under the captioned Scheme, Notifications and Circular and as may be reasonably required by the Custodian; and

(e)	issuances by Citibank, N.A., of DRs against shares of the Company deposited by persons other than the Company.

4.
We hereby represent that you may impose such service standards as you deem fit on the Custodian appointed by you, presently Citibank N.A. Mumbai, to enable the Custodian to comply with the captioned Scheme, Notification and Circular issued by the RBI.

5.
We agree and confirm that in order to enable the Custodian to discharge its obligations under the captioned Scheme, Notification and Circular, we shall provide the Custodian appointed by you with all such information and assistance as may be required under the said Scheme, Notification and Circular and/or any other information and assistance as may be requested for by the Custodian from time to time in such form and manner as may be required by the Custodian.

Without prejudice to the generality of the aforesaid we undertake to:

(a)	provide the Custodian as and when requested by the Custodian and at the time of executing this letter with the following information and assistance:

(i)
information as to the paid up capital of the Company and information regarding any corporate action which could have the effect of altering the paid up share capital of / or the voting rights in the Company,

(ii)	total number of DRs issued by the company (including all corporate events),

(iii)
information as to the class of industry/sector applicable to the Company for the purpose of Foreign Direct Investment ("FDI"); the current FDI limit applicable to the Company; the current Foreign Institutional Investors ("FIIs") investments permitted in the Company, and

(iv)	information as to the sectoral cap for investments by different class of Non Residents including as regards to the portfolio investment by FIIs, and

(b)	All communications to be issued by the Company shall be signed either by the Company Secretary or a Director of the Company.

6.
We acknowledge that the availability of all such accurate information would be crucial to enable the Custodian to discharge its functions under the captioned Scheme, Notification and Circular.  Accordingly, we undertake to provide only current and accurate information and further undertake not to omit from providing any information material to the above.  We shall indemnify you and the Custodian from any inability to discharge your or its obligations as a consequence of any negligence of the Company's obligation under this paragraph, paragraph 5 above, and paragraph 3(d) above.

7.
This letter supplements Section 2.3 of the Deposit Agreement and is subject to the limitations, procedures, policies, laid down by the RBI under the captioned Scheme, Notification and Circular.  You are advised to bring this supplemental agreement to the attention of the Custodian and it shall be deemed that all our undertakings and the indemnities shall ensure in favour of the Custodian.  Notwithstanding the fact that the Custodian is the agent in India of Citibank, New York; the Company shall have direct obligation to the Custodian and shall also comply and fulfill the obligations which are required to be compiled with or fulfilled under captioned Scheme, Notification and Circular.

8.
Citibank as Depositary will ensure that the local custodian will comply with all the Rules and Regulations issued by the RBI or by any other authority from time to time, in respect of the ADSs issued by the Company.  Should Citibank accept the above terms, they hereby agree to indemnify the Company against all cost, expenses, suits, litigations and any other charges, that may directly arise or be incurred by the company on account of any negligence or willful conduct by Citibank or its local custodian in performing their roles in respect of the conversion of ordinary shares into ADSs as required under the said notification from any inability to discharge Citibank's obligations.  In particular, Citibank would also ensure the maintenance of adequate headroom for fungibility and limit the number of ADS to be issued on conversion of Ordinary Sahres, as provided under the said RBI notification dated February 13, 2002.

9.	Except to the extent amended by this letter the contents of the Deposit Agreement shall remain unchanged.

For Satyam Computer Services Limited

By:	/s/ G Jayaraman
Name: Title:	G Jayaraman Vice President (Corporate Affairs) & Company Secretary

Acknowledged and Agreed: CITIBANK, N.A., as Depositary

By:	/s/ ST Yang
Name: Title:	ST Yang Vice President